UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Inseego Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45782B104

(CUSIP Number)

Timothy Maguire

Maguire Asset Management, LLC

1810 Ocean Way

Laguna Beach, California 92651

(610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,137,891
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,137,891
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,137,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

TIMOTHY MAGUIRE FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		141,714
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

141,714
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

THE TIMOTHY J. AND JULIA MAGUIRE 2015 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		175,417
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

175,417
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,137,891
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,137,891
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,137,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,455,022
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,455,022
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,455,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 45782B104

This Amendment No. 4 to the Schedule 13D is being re-filed to disclose a greater than 1% change in ownership by the Reporting Persons as of November 18, 2016, and to report Shares beneficially owned by certain of the Reporting Persons that were inadvertently omitted in the original filing.  In furtherance of the foregoing, this Amendment No. 4 amends the Schedule 13D as specifically set forth herein

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of the Inseego Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 9645 Scranton Road, Suite 205, San Diego, California 92121.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 4,137,891 Shares beneficially owned by the Fund (excluding call options) is approximately $9,908,594, including brokerage commissions.

The Shares purchased by the Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 141,714 Shares beneficially owned by the Foundation is approximately $272,899, including brokerage commissions.

The Shares beneficially owned by the Maguire 2015 Family Trust were purchased by the Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein, and were transferred to the Maguire 2015 Family Trust. The aggregate purchase price of the 175,417 Shares beneficially owned by the Maguire 2015 Family Trust is approximately $680,617, including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Following the initial meeting between Timothy Maguire, the managing member of Maguire Asset Management, LLC, and the Issuer’s recently appointed CEO, Dan Mondor, on June 15, 2017, Mr. Maguire e-mailed Mr. Mondor to express support for the CEO’s leadership and plans for the Issuer including Mr. Mondor’s plans to (i) cut costs throughout the Issuer’s business, (ii) visit the Issuer’s DigiCore Holdings Limited (“Ctrack”), R.E.R. Enterprises, Inc. and Feeney Wireless, LLC businesses, (iii) meet or exceed the Issuer’s recently released EBITDA forecast, (iv) improve margins and capitalize on growth opportunities in international markets and new product cycles, including 5G, for the mobile broadband division (MIFI), and (vi) make Ctrack a top priority and retain an independent software as a service (SaaS) consultant to improve Ctrack’s strategy for profitability and growth.  The foregoing description is qualified in its entirety by reference to the e-mail, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

7

CUSIP NO. 45782B104

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 55,971,423 Shares outstanding as of May 8, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017.

As of the close of business on June 15, 2017, the Fund beneficially owned 4,137,891 Shares, constituting approximately 7.4% of the outstanding Shares. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the Shares beneficially owned by the Fund.

As of the close of business on June 15, 2017, the Foundation beneficially owned 141,714 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the president of the Foundation, may be deemed to beneficially own the Shares beneficially owned by the Foundation.

As of the close of business on June 15, 2017, the Maguire 2015 Family Trust beneficially owned 175,417 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the trustee of the Maguire 2015 Family Trust, may be deemed to beneficially own the Shares beneficially owned by the Maguire 2015 Family Trust.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)       Maguire Asset Management, the Fund, and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Fund.

The Foundation and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Foundation.

The Maguire 2015 Family Trust and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Maguire 2015 Family Trust.

(c)       The transactions in the Shares by the Fund during the past sixty days are set forth in Schedule A and incorporated herein by reference.

8

CUSIP NO. 45782B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2017

/s/ Timothy Maguire
Timothy Maguire

MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE FINANCIAL, LP

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

TIMOTHY MAGUIRE FOUNDATION

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	President

THE TIMOTHY J. AND JULIA MAGUIRE 2015 FAMILY TRUST

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Trustee

9

CUSIP NO. 45782B104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased	Price Per Share($)	Date of Purchase

MAGUIRE FINANCIAL, LP

Purchase of Common Stock	100,000	1.2499	06/08/2017
Purchase of Common Stock	400,000	0.9350	06/15/2017